UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Soliton Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

834251 100
(CUSIP Number)

Brett Ringle
Remeditex Ventures LLC
2727 N. Harwood St.
Suite 200
Dallas, Texas 75201

214-506-2663
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834251 100	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) REMEDITEX VENTURES LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 9,635,085 (1) shares of Common Stock (See Item 5)
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 9,635,085 (1) shares of Common Stock (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,085 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1) Consists of 9,214,277 shares of Common Stock and a warrant to purchase 420,808 shares of Common Stock.

CUSIP No. 834251 100	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MALACHITE TRUST
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 9,635,085 (1) shares of Common Stock (See Item 5)
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 9,635,085 (1) shares of Common Stock (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,085 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14.	TYPE OF REPORTING PERSON (see instructions) OO
(1) Consists of 9,214,277 shares of Common Stock and a warrant to purchase 420,808 shares of Common Stock.

CUSIP No. 834251 100	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) LYDA HILL
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 9,635,085 (1) shares of Common Stock (See Item 5)
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER 9,635,085 (1) shares of Common Stock (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,635,085 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.5%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(1) Consists of 9,214,277 shares of Common Stock and a warrant to purchase 420,808 shares of Common Stock.

CUSIP No. 834251 100	13D	Page 5 of 8 Pages

Item 1.  Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Soliton Inc., a Delaware corporation (together with its predecessor companies, the “Company” or “Soliton”). The Company’s principal executive offices are located at 5304 Ashbrook Drive, Houston, TX 77081.

Item 2.  Identity and Background.

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of Remeditex Ventures LLC, Malachite Trust and Lyda Hill. Remeditex Ventures LLC is the record and beneficial owner of the shares of Common Stock subject to this Schedule 13D and shares voting and dispositive power over such securities with Malachite Trust, the majority owner of Remeditex Ventures LLC and Lyda Hill. Ms. Hill is the Trustee of the Malachite Trust. By reason of such relationships, Ms. Hill, the Malachite Trust and Remeditex Ventures LLC may be deemed to share voting and dispositive power over the shares of Common Stock owned directly by Remeditex Ventures LLC. Remeditex Ventures LLC, the Malachite Trust and Lyda Hill each disclaims beneficial ownership of the reported securities except to the extent of its or her pecuniary interest therein. Remeditex Ventures LLC, Malachite Trust and Lyda Hill comprise a group within the meaning of Section 13(d)(3) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of Remeditex Ventures LLC, Malachite Trust and Lyda Hill is 2727 N. Harwood St., Suite 200, Dallas, Texas 75201.

Item 2(c).	Occupation:

Remeditex Ventures LLC is a private venture capital firm.

Item 2(d).	Convictions:

During the last five years, neither Lyda Hill, nor any manager, member, officer, or controlling person of Remeditex Ventures LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(f).	Citizenship:

Remeditex Ventures LLC is a Texas limited liability company. Malachite Trust is organized in Texas.
Lyda Hill is a citizen of the United States of America.

CUSIP No. 834251 100	13D	Page 6 of 8 Pages

Item 3.  Source or Amount of Funds or Other Consideration.

Consideration for 8,581,373 shares of Common Stock came from: (i) the conversion immediately prior to the Company’s initial public offering of 416,666 shares of Series A preferred stock and 2,118,100 shares of Series B preferred stock outstanding with accrued dividends; (ii) the conversion upon the Company’s initial public offering of certain 8.25% convertible notes and 10% convertible notes outstanding with accrued interest; and (iii) the purchase of shares of Common Stock in the Company’s initial public offering.

On June 19, 2019, Remeditex Ventures LLC purchased 357,143 units from the Company, which unit of securities consisted of (i) one share of the Company’s common stock, and (ii) 0.7 of a warrant to purchase one share of Company common stock. The offering price of the units was $14.00 per unit.

On October 11, 2019, Remeditex Ventures LLC purchased 155,280 units from the Company, which unit of securities consisted of (i) one share of the Company’s common stock, and (ii) 1.1 of a warrant to purchase one share of Company common stock. The offering price of the units was $12.88 per unit.

On June 30, 2020, Remeditex Ventures LLC purchased 120,481 shares in a firm commitment public offering. The offering price of the shares was $8.30 per share.

Item 4.  Purpose of Transaction.

The purpose of the transactions described in this Schedule 13D is solely for investment. The reporting person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the reporting person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 5(c) below. Except for the foregoing, the reporting person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b) Remeditex Ventures LLC is the record and beneficial owner of 9,635,085 shares of Common Stock consisting of 9,214,277 shares of Common Stock and a warrant to purchase 420,808 shares of Common Stock, 43.5% of the Company’s Common Stock, and shares voting and dispositive power over such securities with Malachite Trust, the majority owner of Remeditex Ventures LLC and Lyda Hill. Ms. Hill is the Trustee of the Malachite Trust. By reason of such relationships, Ms. Hill, the Malachite Trust and Remeditex Ventures LLC may be deemed to share voting and dispositive power over the securities owned directly by Remeditex Ventures LLC. Remeditex Ventures LLC, the Malachite Trust and Lyda Hill each disclaims beneficial ownership of the reported securities except to the extent of its or her pecuniary interest therein. Ms. Hill, Malachite Trust and Remeditex Ventures LLC comprise a group within the meaning of Section 13(d)(3) of the Act, see Item 2(a) above. The percentages used herein are calculated based on the approximately 21,189,943 shares of Common Stock reported by the Company as of June 30, 2020.

(c) Except as set forth below, none of the reporting persons has effected any transaction in the Company’s Common Stock since the initial filing of the Schedule 13D.

On June 19, 2019, Remeditex Ventures LLC purchased 357,143 units from the Company, which unit of securities consisted of (i) one share of the Company’s common stock, and (ii) 0.7 of a warrant to purchase one share of Company common stock. The offering price of the units was $14.00 per unit. The warrants included in the units are exercisable at a price of $16.00 per share commencing on the date of issuance, and will expire five years from the effective date of the registration statement pursuant to which the resale of the shares of Common Stock underlying the warrants are registered. In connection with the offering, the Company entered into a registration rights agreement, pursuant to which, among other things, the Company will prepare and file with the Securities and Exchange Commission a registration statement to register for resale the shares of Common Stock sold in the offering and the shares of Common Stock underlying the warrants.

CUSIP No. 834251 100	13D	Page 7 of 8 Pages

On October 11, 2019, Remeditex Ventures LLC purchased 155,280 units from the Company, which unit of securities consisted of (i) one share of the Company’s common stock, and (ii) 1.1 of a warrant to purchase one share of Company common stock. The offering price of the units was $12.88 per unit. The warrants included in the units are exercisable at a price of $12.88 per share commencing on the date of issuance, and will expire five years from such date. In connection with the offering, the Company entered into a registration rights agreement, pursuant to which, among other things, the Company will prepare and file with the Securities and Exchange Commission a registration statement to register for resale the shares of Common Stock sold in the offering and the shares of Common Stock underlying the warrants.

On June 30, 2020, Remeditex Ventures LLC purchased 120,481 shares in a firm commitment public offering. The offering price of the shares was $8.30 per share.

 (d)-(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 5 is incorporated by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement, dated April 3, 2019, by and among Remeditex Ventures LLC, Malachite Trust and Lyda Hill.

Exhibit 2: Form of Warrant Agreement issued in unit offering completed June 19, 2019 (incorporated by reference to exhibit 4.1 of the Form 8-K filed by the Issuer on June 18, 2019).

Exhibit 3: Form of Securities Purchase Agreement dated June 16, 2019 (incorporated by reference to exhibit 10.1 of the Form 8-K filed by the Issuer on June 18, 2019).

Exhibit 4: Form of Registration Rights Agreement dated June 16, 2019 (incorporated by reference to exhibit 10.2 of the Form 8-K filed by the Issuer on June 18, 2019)

Exhibit 5: Form of Securities Purchase Agreement dated October 10, 2019 (incorporated by reference to exhibit 10.1 of the Form 8-K filed by the Issuer on October 15, 2019).

Exhibit 6: Form of Registration Rights Agreement dated October 10, 2019 (incorporated by reference to exhibit 10.2 of the Form 8-K filed by the Issuer on October 15, 2019)

CUSIP No. 834251 100	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2020

Remeditex Ventures LLC

By:	/s/ Brett Ringle
Brett Ringle, President

Malachite Trust

By:	/s/ Lyda Hill
Lyda Hill, Trustee

/s/ Lyda Hill
Lyda Hill